TanGold to Attend and Present at the 2021 Gold Forum Americas

Explorer and Developer Forum

FOR IMMEDIATE RELEASE – September 10, 2021

TORONTO, September 10, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to participate in the 2021 Gold Forum Americas Explorer and Developer Forum, a prominent event for the precious metals industry, taking place September 12-15, 2021 at the Broadmoor Hotel and Resort in Colorado Springs, CO.

Management will be meeting one-on-one with conference attendees to provide an update on TanGold’s oxide plant expansion, sulphide development progress, and recent exploration activities at the Company’s Buckreef Project.

TanGold’s CEO, Stephen Mullowney, is scheduled to present on Tuesday, September 14, 2021 at 09:50 MDT/11:50 EDT.

The presentation will be available on the Company’s website using the following link:

https://www.tangoldcorp.com/investors/events/event-details/2021/Denver-Gold-Group-presents-Gold-Forum-Americas-Hybrid-Event-Broadmoor-Resort--Online/default.aspx

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing Sulphide Development for a stand-alone plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.